Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Six
	Months
	Ended
	June 30,		Year Ended December 31,
	2010		2009		2008		2007		2006		2005
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), minority interest in net income of consolidated subsidiaries, and income from equity investees	$648		$(467)		$511		$6,453		$7,480		$4,948
Add:
Fixed charges	370		705		630		644		546		470
Amortization of capitalized interest	11		19		18		14		9		8
Distributions from equity investees	5		–		–		–		47		50
Less:
Interest capitalized	(42)		(112)		(104)		(105)		(148)		(62)

Total earnings	$992		$145		$1,055		$7,006		$7,934		$5,414

Fixed charges:
Interest expense, net	$243		$408		$347		$361		$229		$272
Interest capitalized	42		112		104		105		148		62
Rental expense interest factor (a)	85		185		179		178		169		136

Total fixed charges	$370		$705		$630		$644		$546		$470

Ratio of earnings to fixed charges	2.7	x	(b	)	1.7	x	10.9	x	14.5	x	11.5	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$992		$145		$1,055		$7,006		$7,934		$5,414

Total fixed charges	$370		$705		$630		$644		$546		$470
Preferred stock dividends	–		–		–		–		3		20

Total fixed charges and preferred stock dividends	$370		$705		$630		$644		$549		$490

Ratio of earnings to fixed charges and preferred stock dividends	2.7	x	(b	)	1.7	x	10.9	x	14.5	x	11.0	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.
(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $560 million. The deficiency included the effect of a $230 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.